FEDERAL INSURANCE COMPANY
Endorsement No.:	5
Bond Number:	82047477
NAME OF ASSURED: MATTHEWS INTERNATIONAL FUNDS

DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond

Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No:	6

Bond Number:	82047477

NAME OF ASSURED: MATTHEWS INTERNATIONAL FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Matthews Asian Growth & Income Fund
Matthews Asian Technology Fund
Matthews China Fund
Matthews Japan Fund
Matthews Korea Fund
Matthews Pacific Tiger Fund
Matthews India Fund
Matthews Asian Pacific Fund
Matthews Asia Pacific Equity Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1